Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Datawatch Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this August 31, 2009.

KVO CAPITAL MANAGEMENT, LLC

By:	/s/ Kernan V. Oberting
Name: Kernan V. Oberting
Its: Managing Member

/s/ Kernan V. Oberting
Kernan V. Oberting

/s/ Robert B. Ashton
Robert B. Ashton